EXHIBIT 4.5

EXCLUSIVE LICENSE AGREEMENT

BETWEEN OREGON HEALTH & SCIENCE UNIVERSITY

AND

OXIQUANT, INC.

This Agreement, effective as of September 26, 2002, (“Effective Date”) is entered into by and between the Oregon Health & Science University (“OHSU”), having offices at 2525 S. W. First Avenue, Suite 120, Portland, Oregon 97201-4753, and Oxiquant, Inc. (“OXIQUANT”), a Delaware corporation, having offices at 787 Seventh Avenue, New York, New York 10019.

1.	BACKGROUND

1.01	OHSU owns certain inventions, conceived at OHSU and assigned by the inventors to OHSU as described in Appendix A, wherein such inventions, as well as any related confidential matter, pertain to thiol-based chemoprotectant compounds and chemosensitizers their use in oncology and other disorders, pharmaceutical compositions and other thiol-based technologies (the “Technology”).

1.02	OHSU has the right to grant licenses to the Licensed Patents Rights (defined in Section 3.01), subject only to any applicable royalty-free, nonexclusive licenses heretofore granted to the United States Government.

1.03	OHSU desires to have the Licensees Patents Rights utilized in the public interest and is willing to grant a license thereunder.

1.04	OXIQUANT now desires to obtain a license to the Licensed Patents Rights exclusive within the Fields of Use upon the terms and conditions hereinafter set forth.

2.	DEFINITIONS

2.01	“Affiliate” means any corporation, company or other legal entity that directly or indirectly controls, or is controlled by, or is under common control with OXIQUANT.

2.02	“First Commercial Sale” means the initial transfer by or on behalf of OXIQUANT or its sublicensees of licensed Products or the initial practice of a Licensed Process by or on behalf of OXIQUANT or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sates.

2.03	“Government” means the government of the United States of America.

2.04	“Improvements” shall mean any modification of a Licensed Process or Licensed Product or any inventions (whether patentable or not), information and data, in the Field of Use that, during the term of this Agreement, the manufacture use or sale of which would infringe an issued or pending claim within the Licensed Patent Rights.

2.05	“Know-how” shall mean all tangible information (other than those contained in the Patent Rights) whether patentable or not (but which have not been patented) and physical objects related to the Licensed Patents Rights, including but not limited to formulations, materials, data, drawings and sketches, designs, testing and test results, regulatory information of a like nature, owned by OHSU, which OHSU has the right to disclose and license to OXIQUANT, and which arose in one or more of the Principal Investigators’ laboratories under the direction of one or more of the Principal Investigators prior to the Effective Date of this Agreement.

2.06	“Patent Rights” shall mean:

a)	U.S. and foreign patent applications and patents listed in Appendix A or subsequently added to Appendix A by agreement of the parties, all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents; and

b)	to the extent that the following contain one or more claims directed to the invention or inventions claimed in (a) above: (i) continuations-in-part of (a) above; (ii) all divisions and continuations of these continuations-in-part; (iii) all patents issuing from such continuations-in-part, divisions, and continuations; and (iv) any reissues, reexaminations, and extensions of all such patents; and

c)	any later-filed foreign patent applications filed by or on behalf of OHSU, to the extent that the claimed subject matter of such applications is the same as the patents or patent applications referred to in (a) above, together with all all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents.

2.07	“Principal Investigators” means the OHSU laboratory of Dr. Edward Neuwelt and the researchers and laboratory personnel under his supervision, while such individuals are in the employment of OHSU.

2.08	“Licensed Product(s)” means tangible materials which, in the course of manufacture, use, sale or importation would be covered, in whole or in part, by one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.09	“Licensed Process(es)” means processes or methods which, in the course of being practiced would be covered, in whole or in part, by one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.10	“Net Sales” means the total gross receipts for sales of Licensed Products or practice of Licensed Processes by or on behalf of OXIQUANT, its Affiliates, and/or their sublicensees, and from leasing, renting, or otherwise making Licensed Products or Licensed Processes available to others without sale or other dispositions, whether invoiced or not, less discounts, returns and allowances actually granted to customers and commissions actually paid to third-party distributors and other third-party sales agencies, and freight charges. No deductions shall be made far any cost incurred by OXIQUANT, its Affiliates, and/or their sublicensees related to the research and development of Licensed Products or practice of the Licensed Processes, including, without limitation, any royalties payable to third parties.

2.11	“Fields of Use” means the use of the Technology for all human therapeutic purposes.

2.12	“Trigger Event” means (a) if OXIQUANT shall become bankrupt, or shall file a petition in bankruptcy, or if the business of OXIQUANT shall be placed in the hands of a receiver, assignee or trustee for the benefit of creditors, whether by the voluntary act of OXIQUANT or otherwise, or (b) if OXIQUANT fails to make commercially reasonable efforts to cure any breach by a sublicensee of its agreement with OXIQUANT related to the Licensed Patent Rights, or if after OXIQUANT makes such commercially reasonable efforts and sublicensee is still in breach, OXIQUANT fails to terminate such sublicensee agreement within a reasonable period of time, but in no event longer than one hundred and twenty (120) days.

2.13	“License Period” shall mean the term of this Agreement as set forth in Article 14 of this Agreement.

2.14	“Qualified Financing” shall mean the first sale of equity securities of OXIQUANT that results in gross proceeds to OXIQUANT of not less than $6,000,000, provided that the holders of a majority of the shares issued in the Qualified financing are not Affiliates of OXIQUANT, and provided further, that if the equity security issued in the Qualified Financing is preferred stock, each share issued is convertible into one share of common stock.

2.15	“New Developments” means any inventions (whether patentable or not), information and data in the Field of Use that (a) are developed in one or more of the Principal Investigators laboratories under the direction of one or more of the Principal Investigators, (b) relates directly to the Technology, and (c) do not otherwise constitute an Improvement or Licensed Patent Right.

3.	GRANT OF RIGHTS

3.01

OHSU hereby grants to OXIQUANT, and OXIQUANT accepts, subject to the terms and conditions of this Agreement, an exclusive worldwide license, in the Field of Use under the Patent Rights and to utilize the Know-how and Improvements, throughout the License Period, to (a) make, have made, use, lease, offer for sale, sell and import any Licensed Products and to practice and have practiced any Licensed Processes; and (b) sublicense to third parties, in accordance with Article 4 below, the rights granted under subparagraph (a) of this Paragraph 3.01 (together with (a), the “Licensed Patent Rights”).

3.02	For a period of three (3) years after the Effective Date, OXIQUANT will have the first right to negotiate for the license of any additional patent rights arising out of New Developments, subject to any rights previously granted by OHSU to third-parties in the course of conceiving or otherwise acquiring such additional patent rights or New Developments. With respect to each additional New Development to which the right of first negotiation is applicable, OHSU shall notify OXIQUANT of the creation of such New Development. Upon receipt of such notice, OXIQUANT and OHSU shall negotiate in good faith to arrive at terms and conditions (including royalty terms) under which OHSU would license the patent rights to such New Development to OXIQUANT. If, within sixty (60) days after OXIQUANT is provided notice of the New Development from OHSU, the parties do not agree in writing on terms and conditions for the license of the patent rights to such New Development, then the rights of OXIQUANT under this Section 3.02 shall be of no further force or effect with respect to such New Development.

3.03	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of OHSU other than Licensed Patent Rights. Subject to the other provisions of this Agreement (including without limitation the licenses granted in Paragraph 3.01), all intellectual property that each party owns as of the Effective Date of this Agreement, and all intellectual property developed or acquired by each party hereafter (whether or not based on or derived from the Licensed Patents Rights) shall remain the property of such party.

3.04	The Licensed Patent Rights are exclusive in the Field of Use, except that OHSU may use the Licensed Patent Rights and Know-how solely for educational and research purposes (a) by itself or (b) in collaboration with third party academic or non-profit research organizations. Further, the Government may use the Licensed Patent Rights and Know-how as provided for in Paragraph 5.01. OHSU retains the right to use and license the Licensed Patent Rights outside of the Field of Use.

3.05	OHSU hereby warrants and represents that, to the knowledge and belief of the Principal Investigator and the technology transfer office of OHSU, the US and foreign patent applications and patents itemized on Appendix A and described in section 2.06(a) sets forth all of the patents and patent applications relating to the Technology in the Field of Use owned by or licensed by OHSU on the Effective Date, other than the US and foreign patents applications and patents itemized on Appendix B.

3.06	To knowledge and belief of the Principal Investigator and the technology transfer office of OHSU, and excluding any rights granted to the Government or the Principal Investigator that have been disclosed to OXIQUANT, OHSU has all right, title, and interest in and to the Licensed Patent Rights, including exclusive, absolute, irrevocable right, title and interest thereto, free and clear of all liens, charges, encumbrances or other restrictions or limitations of any kind whatsoever and to OHSU’s knowledge and belief there are no licenses, options, restrictions, liens, rights of third parties, disputes royalty obligations, proceedings or claims relating to, affecting, or limiting its rights or the rights of OXIQUANT under this Agreement with respect to, or which may lead to a claim of infringement or invalidity regarding, any part or all of the Licensed Patent Rights and their use as contemplated in the underlying patent applications as presently drafted.

3.07	To the knowledge and belief of the Principal Investigator and the personnel of the technology transfer office of OHSU, there is no claim, pending or threatened, of infringement, interference or invalidity regarding, any part or all of the Licensed Patent Rights and their use as contemplated in the underlying patent applications as presently drafted.

4.	SUBLICENSING

4.01	OXIQUANT agrees that any sublicenses granted by it shall provide that the obligations to OHSU of Paragraphs 5.01, 5.02, 9.01, 11.01, 11.02, 13.01-13.03, 14.01-14.09, 15.01 and 17.08-17.11 of this Agreement shall be binding upon any sublicensee as if it were a party to this Agreement. OXIQUANT further agrees to attach copies of these Paragraphs to all sublicense agreements. OXIQUANT further agrees that each sublicense shall contain a provision requiring sublicensee to provide reports to OXIQUANT sufficient to permit OXIQUANT to meet its obligations under Article 10 hereof.

4.02	OXIQUANT agrees to prohibit any sublicensee from further sublicensing, without the consent of OXIQUANT.

4.03	Any sublicenses granted by OXIQUANT shall provide for the termination of the sublicense, or the conversion to a license directly between such sublicensees and OHSU, at the option of the sublicensee, upon termination of this Agreement under Article 14. Such conversion is contingent upon acceptance by the sublicensee of the terms of this Agreement; provided, that each such conversion shall be upon substantially the same royalty rates as were in effect between OXIQUANT and the applicable sublicensee prior to conversion.

4.04	OXIQUANT agrees to forward to OHSU a copy of each fully executed sublicense agreement postmarked within thirty (30) days of the execution of such agreement.

4.05	In the event of a default by OXIQUANT under Article 14 hereunder that is not cured pursuant to the terms of this Agreement, all payments then or thereafter due to OXIQUANT from each of its sublicensees shall, upon notice from OHSU to any such sublicensee, become owed directly to OHSU for the account of OXIQUANT; provided that OHSU shall remit to OXIQUANT the amount by which such payments in the aggregate exceed the total amount owed by OXIQUANT to OHSU. Upon cure of the applicable default by OXIQUANT in accordance with the terms and conditions of this Agreement, such direct payment from sublicensee to OHSU shall cease, and OXIQUANT shall receive payment from the sublicensee pursuant to the terms of the sublicense agreement between OXIQUANT and such sublicensee.

4.06	If OXIQUANT enters into sublicenses, OXIQUANT remains primarily liable to OHSU for all of OXIQUANT’s duties and obligations contained in this Agreement.

5.	STATUORY AND OHSU REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.01	OXIQUANT acknowledges that the Government has provided certain funding support for the invention and development of the Licensed Patents Rights. Accordingly, under 35 U.S.C. 200-212, §37 CFR 401, and any other regulations issued thereunder, as amended, and any other applicable law, regulation or grant, the Government retains certain rights in, and imposes certain conditions on, the Licensed Patents Rights and their use or exploitation, including without limitation the requirement that Licensed Products to be sold or used in the United States must be substantially manufactured in the United States. The license grants under this Agreement are expressly subject to all of such Government rights and conditions, which are hereby incorporated into this Agreement by this reference.

5.02	OXIQUANT agrees that products used or sold in the United States embodying Licensed Products shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from the Government.

6.	ROYALTIES AND OTHER CONSIDERATION

6.01	OXIQUANT shall pay, throughout the License Period, royalties to OHSU as set forth below,

a)	Two and one-half percent (2.5%) of Net Sales.

b)	In the event that a Licensed Product is sold in the form of a combination product containing one or more products or technologies which are themselves not a Licensed Product, the Net Sales for such combination product shall be calculated by multiplying the sales price of such combination product by the fraction A/(A+B) where A is the invoice price of the Licensed Product or the Pair Market Value of the Licensed Product if sold to an Affiliate and B is the total invoice price of the other products or technologies or the Fair Market Value of the other products or technologies if purchased from an Affiliate. However, in no event shall OHSU’s royalty be less than one percent (1%) of Net Sales of such combination product.

6.02	Licensee agrees to pay OHSU the following milestone and payments;

a)	$5,000 upon execution of this Agreement.

b)	$50,000 upon successful completion of Phase I safety trials for any Licensed Product.

c)	$200,000 upon successful completion of Phase II clinical trials for any Licensed Product.

d)	$500,000 upon successful completion of Phase III clinical trials for any Licensed Product. In the event that any Licensed Product fails Phase III clinical trials, and a substitute product (backup compound) that is also a Licensed Product must be substituted for the same indication, tic additional Phase I or II milestone payments shall be due for such backup compound(s).

e)	$260,000 upon First Commercial Sale for any Licensed Product.

f)	Milestone payments set forth in Paragraphs 6.02(b)—(d) are nonrefundable, and shall have no credit or offset against future royalties. First Commercial Sale payments set forth in Paragraph 6.02(e) are to be fully credited against future royalties due.

6.03	OXIQUANT shall pay to OHSU a sublicensing fee of fifteen percent (15%) of any monies or other consideration received by OXIQUANT or its Affiliates from any sublicensing of the Licensed Patent Rights, including without limitation any sublicense initiation fees, milestone payments, and any premium on any equity investment by sublicensees. Any non-cash consideration received by OXIQUANT or its Affiliates from such sublicensees shall be valued at its fair market value as of the date of receipt. However, said payments from any sublicensee shall not include consideration received for research & development (“R&D”) services, and no amount shall be due to OHSU from OXIQUANT for consideration received for R&D services. This provision shall not be applied to royalty payments received by OXIQUANT from sublicensees as OHSU’s royalty for such sales shall be based solely on Paragraph 6.01.

6.04	A claim of a patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing the earned royalty payments in any given country on the earliest of the dates that (a) the claim has been abandoned but not continued, (b) the patent expires, (c) the patent is no longer maintained by OHSU, or (d) the claim of the Licensed Patent Rights has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.05	No multiple royalties shall be payable to OHSU because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.06	On sales of Licensed Products and Licensed Processes by OXIQUANT to an Affiliate or otherwise in other than an arm’s-length transaction, the value of the Net Sales attributed under this Article 6 to such a transaction shall be the greater of the actual sales price and that which would have been received in an arm’s-length transaction, based on sales of similar quantity and quality products on or about the time of such transaction. Notwithstanding the foregoing, in no event will OXIQUANT be obligated to pay a royalty on any transaction involving the sale of Licensed Products or Licensed Processes from OXIQUANT to its Affiliate where such transaction occurs for the purpose of effecting a further sale of such Licensed Products or Licensed Processes to a third party which sale will be subject to the payment of royalties hereunder, OXIQUANT shall notify OHSU of its intention to enter into any transaction between OXIQUANT and its Affiliates prior to entering into such transaction.

6.07	Royalties due under this Article 6 shall be paid in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the rate quoted in The Wall Street Journal on the last business day of the applicable calendar quarter or half-year, as applicable, that the payment is due. All checks and bank drafts shall be drawn on United States banks and shall be payable to Oregon Health & Sciences University at the address shown on the Signature Page below. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by OXIQUANT.

6.08	Amounts which are not paid by their due date and which are not the subject of a bona fide dispute shall accrue interest from the due date until paid, at a rate equal to 1.0 percent per month, subject to applicable usury law.

7.	EQUITY

7.01	Issuance of Common Stock

In consideration of the license granted pursuant to this Agreement upon execution of this Agreement, OXIQUANT will issue 250,250 shares of its common stock, par value $0.001 per share (the “Common Stock”) to OHSU, and will deliver to OHSU a certificate representing the Common Stock that OHSU is purchasing.

7.02	Additional Issuance of Common Stock

a)	In the event that OXIQUANT issues equity securities in the Qualified Financing at a price less than $1.998 per share (appropriately adjusted to reflect any stock splits, reverse splits, stock dividends, recapitalizations and the like), then, simultaneously with the issuance of such shares, OXIQUANT shall issue to OSHU, that number of additional shares of Common Stock equal to the quotient of (i) $500,000 minus the product of 250,250 shares (appropriately adjusted to reflect any stack splits; reverse splits, stock dividends, recapitalizations and the like) and the Qualified Financing Price; divided by (ii) the Qualified Financing Price. The “Qualified Financing Price” shall equal the price per share at which OXIQUANT sells securities in the Qualified Financing, and will take into account all consideration paid by investors in the Qualified Financing and all value received by investors (including, without limitation, warrants) in the Qualified Financing, with the fair market value of non-cash items determined by the good faith judgment of OXIQUANT’s board of directors.

b)	OXIQUANT shall provide copies of all transaction documents relating to the Qualified Financing to OHSU at least ten business days prior to the closing of the Qualified Financing.

c)	The provisions of this Section 7.02 shall terminate in the event of a corporate transaction in which OHSU receives in exchange for its shares of OXIQUANT, cash and/or shares of a publicly traded corporation (including, without limitation a corporation whose shares are traded on the Toronto Stock Exchange) that have an aggregate fair market value of at least $500,000 as determined by the average closing price of the stock for the ten days prior to the execution of a definitive merger or acquisition agreement.

7.03	Representations of OXIQUANT

OXIQUANT hereby represents and warrants to OHSU that:

a)	OXIQUANT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. OXIQUANT is duty qualified to transact business as a foreign corporation in each jurisdiction in which it conducts its business, except where failure to be so qualified would not have a material adverse effect on OXIQUANT’s financial condition, business, operations or property.

b)	As of the date of this Agreement, the authorized, issued and outstanding capital stock of OXIQUANT, on a fully diluted basis, and including the shares to be issued pursuant to Section 7.01, is 5,005,000 shares of Common Stock, and all issued and outstanding shares of OXIQUANT are validly issued, fully paid and nonassessable. There are no options, warrants, conversion privileges or other rights (or agreements for any such rights) outstanding to purchase or otherwise obtain from OXIQUANT any of OXIQUANT’s securities, There exists no obligation (contingent or other) by OXIQUANT to purchase, redeem or otherwise acquire any of its equity securities or any interest therein.

c)	All corporate action on the part of OXIQUANT, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of OXIQUANT hereunder, and the authorization, issuance, sale and delivery of the Common Stock has been taken, and this Agreement constitutes valid and legally binding obligations of OXIQUANT, enforceable in accordance with its terms.

d)

OXIQUANT is not in violation or default in any material respect of any provision of its charter or bylaws, of in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or, to the best of its knowledge, of any provision of any federal or state statute, rule or regulation applicable to OXIQUANT. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, order, writ, decree or contract or an event that results in the creation of any lien, charge or encumbrance upon any assets of OXIQUANT or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to OXIQUANT, its business or operations or any of its assets or properties.

e)	OXIQUANT has provided OHSU with all information OXIQUANT believes is reasonably necessary in connection with OHSU’s decision to acquire the Common Stock. To OXIQUANT’s knowledge, there are no facts that (either individually or in the aggregate) materially adversely affect the business, assets, financial condition, or prospects of OXIQUANT that have not been disclosed, in writing, to OHSU.

7.04	Representations of OHSU

The Common Stock will be acquired by OHSU for investment purposes only, for an indefinite period of time, for its own account, not as a nominee or agent for anv other entity, and not with a view to the sale or distribution of all or any part thereof, and OHSU has no present intention of selling, granting any participation in, or otherwise distributing, any or all of the common Stock. OHSU does not have any contract, undertaking, agreement or arrangement with any entity to sell, transfer or grant participation to such person, firm or corporation, with respect to any or all of the Common Stock.

7.05	Registration Rights

a)	If the board of directors of OXIQUANT shall authorize the filing of a registration statement under the Securities Act of 1933, as amended (the “Act”) in connection with the proposed offer of any of OXIQUANT’s securities by any of OXIQUANT’s stockholders (other than a registration statement on Form S-8 or Form S-4 or any other form which does not include substantially the same information as would be required in a form for the general registration of securities), OXIQUANT will, (i) promptly notify OHSU that such registration statement will be filed and that the common stock then held by OHSU will be included in such registration statement at OHSU’s request; (ii) cause the shares requested by OHSU to be included in such registration statement, subject to cut back to the extent reasonably required by OXIQUANT or its underwriters so long as all of OXIQUANT’s stockholders with registration rights are cut back in proportion to their holding of OXIQUANT equity securities; (iii) use its reasonable best efforts to cause such registration statement to become effective as soon as practicable and (iv) take all other action necessary under federal or state law or regulation to permit all such registered shares to be sold or otherwise disposed of, and will maintain such compliance with each such federal or state law or regulation for the period necessary for OHSU to effect the proposed sale or other disposition.

b)	If OHSU’s Common Stock is or becomes freely tradeable without restriction then OHSU shall have no right to the registration rights described in this Section.

c)	Notwithstanding paragraph 7.05(a), OXIQUANT may at any time, abandon or delay any registration commenced by it.

7.06	Market Standoff

OHSU agrees that, in connection with the initial underwritten public offering registered under the Act of shares of common stock or other equity securities of OXIQUANT by or on behalf of OXIQUANT, they shall not sell or transfer, or offer to sell or transfer, any equity securities of OXIQUANT not included in such offering far such period as the managing underwriter of such offering determines is necessary to effect the underwritten public offering (not to exceed 180 days) and OHSU further agrees that it will sign an agreement as requested by the managing underwriter of such offering to effect the foregoing. The foregoing provisions of this Section 7.06 shall be applicable to OHSU only if all officers, directors and greater than five percent stockholders of OXIQUANT enter into similar agreements.

8.	DOMESTIC AND FOREIGN PATENT FILING, PROSECUTION, AND MAINTENANCE

8.01	OXIQUANT, upon execution of this Agreement, shall reimburse OHSU for all of out-of-pocket expenses OHSU has incurred for the preparation, filing, prosecution and maintenance of Licensed Patent Rights prior to execution of this Agreement and shall reimburse OHSU for all future, reasonable out-of-pocket expenses incurred for the preparation, filing, prosecution and maintenance of Licensed Patent Rights within sixty (60) days from notice to OXIQUANT of reasonable documentation of such expenses by OHSU.

8.02	OHSU shall diligently prosecute and maintain the Licensed Patent Rights as set forth in Appendix A hereto (as the same may be amended or supplemented from time to time after the date hereof). OXIQUANT shall have the right to select OHSU’s patent prosecution counsel subject to approval by OHSU, such approval not to be unreasonably withheld. OHSU agrees to instruct patent prosecution counsel to follow any instructions that are simultaneously provided by OXIQUANT to patent prosecution counsel and OHSU, unless OHSU reasonably objects to such instructions within 10 days of the notice of such instructions (provided that such notice period shall be deemed waived to the extent necessary to avoid material prejudice to the Licensed Patent Rights. OHSU agrees to keep OXIQUANT reasonably well informed with respect to the status and progress of any such applications, prosecutions and maintenance activities, including, without limitation, providing a copy to OXIQUANT of all correspondence between patent counsel and the filing offices, and to consult in good faith with OXIQUANT and take into account OXIQUANT’s comments and requests with respect thereto. Both parties agree to provide reasonable cooperation to each other to facilitate the application and prosecution of patents pursuant to this Agreement.

8.03	OHSU may, in its discretion, elect to abandon any patent applications or issued patent comprising the Licensed Patent Rights, in which case OXIQUANT shall have no further royalty obligation to OHSU in respect of any Licensed Products and Licensed Processes the manufacture, use or sale of which is covered by an issued claim of such abandoned Licensed Patent Rights. Prior to any such abandonment, OHSU shall give OXIQUANT at least sixty (60) days notice and a reasonable opportunity to take over prosecution of such Licensed Patent Rights. In such event, OXIQUANT shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such Licensed Patent Rights under its own control and at its expense. OHSU agrees to cooperate in such activities including execution of any assignments or other documents necessary to enable OXIQUANT to obtain and retain sole ownership and control of such Licensed Patent Rights.

8.04	Each party shall promptly inform the other as to all matters that come to its attention that may affect the preparation, filing, prosecution, or maintenance of the Licensed Patent Rights and permit each other to provide comments and suggestions with respect to the preparation, filing, and prosecution of Licensed Patent Rights, which comments and suggestions shall be considered by the other party.

9.	RECORD KEEPING

9.01	OXIQUANT agrees to keep, and cause its sublicensees to keep accurate and correct records of Licensed Products made, used, or sold and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due OHSU. Such records shall be retained at OXIQUANT’s principle place of business and shall be available up to twice per year upon reasonable notice to OXIQUANT, for two (2) years following the end of the calendar year to which they pertain, during normal business hours, for inspection at the expense of OHSU by an accountant or other designated auditor selected by OHSU, except one to whom OXIQUANT has reasonable objection, for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to OHSU information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an under-reporting or underpayment in excess of five percent (5%) for any twelve (12) month period, then OXIQUANT shall reimburse OHSU for the cost of the inspection at the time OXIQUANT pays the unreported royalties, including any interest charges as required by Paragraph 6.08 of this Agreement. All payments required under this paragraph 9.01 shall be due on the date OHSU provides OXIQUANT notice of the payment due.

10.	REPORTS

10.01

Within sixty (60) days from the end of each quarter of each calendar year, OXIQUANT shall deliver to OHSU complete and accurate reports, giving such particulars of the business conducted by OXIQUANT during the preceding quarter under this Agreement as shall be pertinent to a royalty accounting hereunder. These shall include at least the following:

a)	All Licensed Products and Licensed Processes used, leased or sold, by or for OXIQUANT, its Affiliates and its sublicensees.

b)	Total amounts invoiced for Licensed Products and Licensed Processes used, leased or sold, by or for OXIQUANT, its Affiliates or sublicensees.

c)	Deductions applicable in computed Net Sales.

d)	Total royalties due based on Net Sales by or for OXIQUANT, its Affiliates or sublicensees.

e)	Total fees due based on sublicensing revenue earned by OXIQUANT or its Affiliates.

f)	Details of any non-cash equivalent transactions involving the transfer or other disposition of Licensed Products or practicing of Licensed Processes, as well as non-cash equivalent transactions involving any sublicense of the rights granted to OXIQUANT hereunder, and the method by which OXIQUANT determined the fair market value of the applicable non-cash equivalent consideration.

g)	Names and addresses of all sublicensees and Affiliates of OXIQUANT.

h)	On an annual basis, OXIQUANT’s year-end financial statements.

10.02	With each such quarterly report submitted, OXIQUANT shall pay to OHSU the royalties due and payable under this Agreement, if any.

10.03	OXIQUANT agrees to forward to OHSU annually a copy of any report, which is in substance similar to the report required by this Article 10, received from any sublicensee and other documents received from any sublicensee as OHSU may reasonably request, as may be pertinent to an accounting of fees and royalties.

10.04	OHSU agree to hold in confidence each report delivered by OXIQUANT pursuant to this Article 10 until three (3) year subsequent to the termination of this Agreement. Notwithstanding the foregoing, OHSU may disclose any such information required to be disclosed pursuant to any judicial, administrative or governmental request, subpoena, requirement or order, provided that OHSU take reasonable steps to provide OXIQUANT with prompt notice of such obligation to disclose so that OXIQUANT has the opportunity to contest such request, subpoena, requirement or order.

11.	DUE DILIGENCE

11.01	OXIQUANT shall use its reasonable best efforts to introduce the Licensed Products into the commercial market or apply the Licensed Processes to commercial use as soon as practicable. The efforts of a sublicensee shall be considered the efforts of OXIQUANT for the purposes of this Section 11.01.

11.02	Upon the First Commercial Sale until the expiration of this Agreement, OXIQUANT shall use its reasonable best efforts to keep Licensed Products and Licensed Processes reasonably accessible to the public.

12.	INFRINGEMENT AND PATENT ENFORCEMENT

12.01	OXIQUANT and OHSU shall promptly provide written notice, to the other party, of any alleged infringement by a third party of the Licensed Patent Rights and provide such other party with any available evidence of such infringement.

12.02

During the term of this Agreement, OXIQUANT shall have the right, but not the obligation, to prosecute and/or defend, at its own expense and utilizing counsel of its choice, any infringement of, and/or challenge to, the Licensed Patent Rights. In furtherance of such right, OXIQUANT hereby agrees that QHSU may join OXIQUANT as a party in any such suit, without expense to OHSU. No settlement, consent judgment or other voluntary final disposition of any such suit which would adversely affect the rights of OHSU may be entered into without the consent of OHSU, which consent shall not be unreasonably withheld.

12.03	In the event that a claim or suit is asserted or brought against OXIQUANT alleging that the manufacture or sale of any Licensed Product by OXIQUANT, an Affiliate of OXIQUANT, or any sublicensee, or the use of such Licensed Product by any customer of any of the foregoing, infringes proprietary rights of a third party, OXIQUANT shall give written notice thereof to OHSU. OXIQUANT may, in its sole discretion, modify such Licensed Product to avoid such infringement and/or may settle on terms that it deems advisable in its sole discretion, subject to Paragraph 12.02; provided, that OXIQUANT shall not enter into any settlement affecting the validity of the Licensed Patents Rights or that would otherwise have a materially adverse impact on OHSU without OHSU’s prior written consent. Otherwise, OXIQUANT shall have the right, but not the obligation, to defend any such claim or suit. In the event OXIQUANT elects not to defend such suit within sixty (60) days after the filing thereof, OHSU shall have the right, but not the obligation to do so at its sole expense.

12.04	Without limiting either party’s obligation to cooperate with the other under Section 12.08, OXIQUANT shall take no action to compel OHSU either to initiate or to join in any suit brought under Paragraphs 12.02 or 12.03. OXIQUANT may request OHSU to initiate or join any such suit if necessary to avoid dismissal of the suit. Should OHSU be made a party to any such suit, OXIQUANT shall reimburse OHSU for any costs, expenses, or fees which OHSU incurs as a result of such motion or other action, including any and all costs incurred by OHSU in opposing any such motion or other action.

12.05	Any recovery of damages by OXIQUANT, in any such suit, shall be applied first in satisfaction of any unreimbursed expenses and legal fees of OXIQUANT relating to the suit and then to OHSU for any royalties credited in accordance with Paragraph 12.06. The balance remaining from any such recovery shall be treated as payments received by OXIQUANT from sublicensees and shared by OHSU and OXIQUANT in accordance with Paragraph 6.03 hereof.

12.06	OXIQUANT may credit any litigation costs incurred by OXIQUANT in any country pursuant to this Article 12 and all amounts paid in judgement or settlement of litigation within the scope of this Article 12 against royalties thereafter payable to OHSU hereunder for such country and apply the same toward one-half of its actual, reasonable out-of-pocket litigation costs. If such litigation costs in such country exceeds 50% of royalties payable to OHSU in any year in which such costs are incurred than the amount of such costs, expenses and amounts paid in judgement or settlement, in excess of such 50% of the royalties payable shall be carried over and credited against royalty payments in future years for such country.

12.07	If within six (6) months after receiving notice of any alleged infringement, OXIQUANT shall have been unsuccessful in persuading the alleged infringer to desist, or shall not have brought and shall not be diligently prosecuting an infringement action, or if OXIQUANT shall notify OHSU, at any time prior thereto, of its intention not to bring suit against the alleged infringer, then, and in those events only, OHSU shall have the right, but not the obligation, to prosecute, at its own expense and utilizing counsel of its choice, any infringement of the Licensed Patent Rights, and OXIQUANT may, for such purposes, join OHSU as a party plaintiff. The total cost of any such infringement action commenced solely by OHSU shall be borne by OHSU and OHSU shall keep any recovery or damages for infringement or otherwise derived therefrom and such shall not be applicable to any royalty obligation of OXIQUANT.

12.08	In any suit to enforce and/or defend the Licensed Patent Rights pursuant to this License Agreement, the party not in control of such suit shall, at the request and expense of the controlling party, cooperate in all reasonable respects and, to the extent practicable, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

13.	DISCLAIMER OF WARRANTIES AND INDEMNIFICATION

13.01	Subject to Sections 3.05 through 3.07, OHSU does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights or Know-How may be exploited without infringing other patents or other intellectual property rights of third parties.

13.02	OHSU MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR BY THE KNOW-HOW.

13.03	OXIQUANT shaft indemnify and hold OHSU, its directors, trustees, officers, employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage (collectively, “Losses”) in connection with or arising out of (a) the use of the Licensed Patent Rights or Know-how by or on behalf of OXIQUANT, its Affiliates, or the sublicensees, agents, independent contractors, directors, employees, or third parties of any of the foregoing, or (b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials, or other products or processes developed in connection with or arising out of the Licensed Patent Rights or Know-How, or (c) otherwise arising out of exercise of Licensed Patent Rights granted under this Agreement, to the extent such Losses are not the result of OHSU’s gross negligence or willful misconduct or a misrepresentation of the representations set forth in Sections 3.05 through 3.07. OXIQUANT shall, at all times following the Qualified Financing, carry commercial liability insurance or self-insurance sufficient to cover its contractual obligations with respect to activities performed under this Agreement. In no event shall such insurance cover less than $5,000,000 in the aggregate and $2,000,000 per occurrence. OXIQUANT shall cause OHSU to be named as an additional insured on any such policy, and shall cause the applicable insurance provider to notify OHSU of any cancellation of such policy or any reduction in the coverage limits of such policy below those required herein. OXIQUANT shall provide evidence of this coverage to OHSU upon request.

14.	TERM, TERMINATION AND MODIFICATION OF RIGHTS

14.01	The term of this Agreement is effective as of the Effective Date and shall extend to the expiration of the last to expire claim contained in the Licensed Patent Rights (the “Term”) unless sooner terminated as provided in this Article 14.

14.02	In the event that OXIQUANT is in default in the performance of any material obligations under this Agreement, and if the default has not been remedied within sixty (60) days after the date of notice in writing from OHSU to OXIQUANT of such default, OHSU may terminate the Term by written notice to OXIQUANT.

14.03	OXIQUANT may, upon sixty (60) days written notice to OHSU, terminate this Agreement by doing all of the following:

a)	Ceasing to make, have made, use, import, sell and offer for sale any Licensed Products and/or use of Licensed Processes;

b)	Terminating all sublicenses, and causing all sublicensees to cease making, having made, using, importing, selling and offering for sale any Licensed Products and/or use of Licensed Processes; and

c)	Paying all monies owed to OHSU under this Agreement.

14.04	OHSU shall specifically have the right, but not the obligation, to terminate this Agreement if OHSU determines that: 1) OXIQUANT is more than sixty (60) days late in paying to OHSU any consideration due under this Agreement and OXIQUANT does not immediately pay OHSU in full upon OHSU’s written demand, 2) OXIQUANT experiences a Trigger Event, or 3) OXIQUANT materially breaches this Agreement (other than a breach solely under 14.04 (1)) and does not cure the breach within sixty (60) days after written notice of the breach.

14.05	Within ninety (90) days of expiration or termination of this Agreement under this Article 14, a final report shall be submitted by OXIQUANT. Any royalty payments, including those related to patent expense, due to OHSU shall become immediately due and payable upon termination or expiration. If this Agreement is terminated under this Article 14, sublicensees may elect to convert their sublicenses to direct licenses with OHSU subject to Paragraph 4.03.

14.06	Upon termination of this Agreement, OXIQUANT and any sublicensee shall, at OHSU’s request, return to OHSU any data generated during the term of this Agreement that will facilitate the development of the technology licensed under this Agreement, provided, however, that OXIQUANT may keep one copy for archival purposes only.

14.07	Upon termination of this Agreement, OXIQUANT shall cause physical inventories to be taken immediately of: (a) all completed Licensed Product(s) on hand under the control of OXIQUANT or any Affiliate or sublicensee; and (b) such Licensed Product(s) as are in the process of manufacture and component parts thereof as of the date of termination of this Agreement, which inventories shall be reduced to writing. OXIQUANT shall deliver copies of such written inventories, verified by an officer of OXIQUANT forthwith to OHSU. OHSU shall have 45 days after receipt of such verified inventories within which to challenge the inventory and request an audit. Upon five days written notice to OXIQUANT, OHSU and its agents shall be given access during business hours to the premises of OXIQUANT or its Affiliates or sublicensees for the purpose of conducting an audit. Upon the termination of this Agreement, OXIQUANT shall, at its own expense forthwith remove, efface or destroy all references to OHSU from all advertising or other materials used in the promotion of OXIQUANT’s business or the business of any Affiliate or sublicensee and OXIQUANT and any Affiliate or sublicensee shall not thereafter represent in any manner that it has rights in or to the Licensed Patent Rights or Licensed Product(s) or Licensed Processes.

14.08	Notwithstanding the foregoing, OXIQUANT shall have a period of six (6) months after termination to sell off its inventory of Licensed Product(s) existing on the date of termination of this Agreement and shall pay royalties to OHSU with respect to such Licensed Product(s) within thirty (30) days following the expiration of such six-month period (“Sell Off Right”).

14.09	Paragraphs 4.03, 4.05, 6.04-6.08, 7.02, 7,05, 7.06, 9.01, 10.04, 12.01-12.08, 13.01-13.03, 14.05-14.09, 15.01 and 17.01-17.12 of this Agreement shall survive termination of this Agreement. OXIQUANT’s obligation to pay all monies owed accruing under this Agreement shall survive termination of this Agreement.

15.	CONFIDENTIALITY

15.01	Any proprietary or confidential information (including but not limited to information related to the Patent Rights and Know-how) collectively constitute the “Confidential Information”. OXIQUANT and OHSU agree that they will not use the Confidential Information of the other party for any purpose unrelated to this Agreement, and will hold it in confidence during the term of this Agreement and for a period of five (5) years after the termination or expiration date of this Agreement. OXIQUANT shall exercise with respect to OHSU’s Confidential Information the same degree of care as OXIQUANT exercises with respect to its own confidential or proprietary information of a similar nature (which in no event shall be less than reasonable care), and shall not disclose it or permit its disclosure to any third party (except to those of its employees, consultants, or agents who are bound by the same obligation of confidentiality as OXIQUANT is bound by pursuant to this Agreement). However, such undertaking of confidentiality by OXIQUANT shall not apply to any information or data which:

a)	OXIQUANT receives at any time from a third-party lawfully in possession of same and having the right to disclose same.

b)	Is, as of the date of this Agreement, in the public domain, or subsequently enters the public domain through no fault of OXIQUANT.

c)	Is independently developed by OXIQUANT as demonstrated by written evidence without reference to information disclosed to OXIQUANT by OHSU.

d)	Is disclosed pursuant to the prior written approval of OHSU.

e)	Is required to be disclosed pursuant to law or legal process (including, without limitation, to a governmental authority) provided, in the case of disclosure pursuant to legal process, prompt notice of the impending disclosure is provided to OHSU so that OHSU may, in its discretion and at its own cost and expense, contest such disclosure.

16.	USE OF NAMES AND PUBLICATION

16.01

Nothing contained in this Agreement shall be construed as granting any right to OXIQUANT or its Affiliates to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of OHSU or any of its units (including contraction, abbreviation or simulation of any of the foregoing) without the prior, written consent of OHSU, provided, however, that OHSU acknowledge and agree that OXIQUANT may use the names of OHSU and the names of the Principal Investigators in various documents used by OXIQUANT for capital raising and financing without such prior written consent where the use of such names is required by law and in any such event OXIQUANT shall use reasonable efforts to notify OHSU and the Principal Investigator of any such use prior to the use or, if prior notification is not possible, promptly thereafter. OHSU acknowledge that the Principal Investigators may act as consultants and scientific advisors to OXIQUANT with respect to the licenses granted to OXIQUANT hereunder, subject to the respective policies of OHSU.

16.02	Nothing herein shall be deemed to establish a relationship of principal and agent between OHSU and OXIQUANT, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as creating a partnership between OHSU and OXIQUANT, or as creating any other form of legal association or arrangement which would impose liability upon one party for the act or failure to act of the other party.

16.03	In the event that OHSU or Principal Investigators desire, individually or as a group, to publish or disclose, by written, oral or other presentation, Know-how, Licensed Patent Rights, or any material information related thereto then OHSU or the Principal Investigator(s) shall notify OXIQUANT and in writing by facsimile where confirmed by the receiving party, and/or by certified or registered mail (return receipt requested) of their intention at least sixty (60) days prior to any speech, lecture or other oral presentation and at least sixty (60) days before any written or other publication or disclosure, The Principal Investigator(s) shall include with such notice a description of any proposed oral presentation or, in any proposed written or other disclosure, a current draft of such proposed disclosure or abstract. OXIQUANT may request that the Principal Investigator(s) and OHSU, no later than thirty (30) days following the receipt of such notice, delay such presentation, publication or disclosure for a period of not more than thirty (30) days, in order to enable OHSU to file, or have filed on their behalf, a patent application, copyright or other appropriate form of intellectual property protection related to the information to be disclosed or request that OHSU do so. Upon receipt of such request to delay such presentation, publication or disclosure, OHSU and the Principal Investigator(s) shall arrange for a delay of such presentation, publication or disclosure for the period requested by OXIQUANT, not to exceed thirty (30) days from the original proposed date of publication or disclosure. If neither the Principal Investigator(s) nor OHSU receive any such request from OXIQUANT to delay such presentation, publication or disclosure, OHSU or the Principal Investigator(s) may submit such material for presentation, publication or other form of disclosure.

17.	MISCELLANEOUS PROVISIONS

17.01	Neither party may waive or release any of its rights or interests in this Agreement except in writing. The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party.

17.02	This Agreement embodies the entire understanding of the parties with regard to the subject matter hereof, and shall supersede all previous communications, representations or understandings, either oral or written, between the parties relating thereto.

17.03	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

17.04	If either party desires a modification to this Agreement, the parties shall, upon reasonable notice of the proposed modification by the party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement or their designees.

17.05	Each party hereby irrevocably consents to the personal jurisdiction and venue of the state and federal courts located in the states of Oregon and New York with respect to any suit, claim, action or other proceeding of any kind arising out of this Agreement or the transactions contemplated hereby. This Agreement shall be governed by the laws of the State of Oregon, without regard to the principle of conflicts of laws to the contrary.

17.06	All notices required or permitted by this Agreement shall be in writing and shall be deemed given if delivered personally or upon obtaining written confirmation of receipt following facsimile transmission, or one (1) business day after being sent by reputable overnight courier service or five (5) business days after being mailed by prepaid, first class, registered or certified mail (return receipt requested), in each case properly sent to the other party at the address or facsimile number designated on the following Signature Page, or to such other address as may be designated by like notice.

17.07	This Agreement and the rights and duties appertaining hereto may not be assigned, directly or by operation of law, by either party without first obtaining the written consent of the other which consent shall not be unreasonably withheld. Any such purported assignment, without the written consent of the other party, shall be null and of no effect. Notwithstanding the foregoing, OXIQUANT may assign this Agreement to a purchaser, merging or consolidating corporation, or acquirer of substantially all of OXIQUANT’s assets or business and/or pursuant to any reorganization qualifying under section 368 of the Internal Revenue Code of 1986 as amended, as may be in effect at such time.

17.08	Licensee agrees in its use of any OHSU-supplied materials to comply with all applicable statutes, regulations, and guidelines.

17.09	OXIQUANT acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of such items may require a license from the cognizant agency of the Government or written assurances by OXIQUANT that it shall not export such items to certain foreign countries without prior approval of such agency. OHSU neither represents that a license is or is not required or that, if required, it shall be issued.

17.10	QXIQUANT agrees to use its best efforts to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. OXIQUANT agrees that it will use its best efforts to mark all Licensed Products manufactured in, shipped to, or sold in other countries in such a manner as to preserve OHSU patent rights in such countries.

17.11	By entering into this Agreement, OHSU does not directly or indirectly endorse any product or service provided, or to be provided, by OXIQUANT whether directly or indirectly related to this Agreement. OXIQUANT shall not state or imply that this Agreement is an endorsement by OHSU, or its employees. Additionally, OXIQUANT shall not use the names of OHSU or their employees in any advertising, promotional, or sales literature without the prior written consent of OHSU. No party hereto may issue a press release regarding this Agreement without obtaining the written consent of the other party and provided, further, that the contents of said press release are mutually agreed to by the parties, except as required by law.

17.12	The parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement.

[SIGNATURES BEGIN ON NEXT PAGE.]

EXCLUSIVE LICENSE AGREEMENT

SIGNATURE PAGE

FOR OHSU:

by:	/s/ Todd T. Sherer	Date:	September 26, 2002
Todd T. Sherer, Ph.D. Director, Technology and Research Collaborations, Oregon Health & Science University

Mailing Address for Notices:

Technology and Research Collaborations, AD120

Oregon Health & Science university

2525 S.W. First Avenue, Suite 120

Portland, Oregon 97201-4753

FOR OXIQUANT, Inc.

by:	/s/ Fred Mermelstein	Date:	September 26, 2002
Fred Mermelstein, Ph.D. President

Mailing Address for Notices:

APPENDIX A

Licensed Patent or Patent Applications

Item #	Patent No	Application No.	Serial No.	Country	Title	Inventors	Filing Date	Issue Date	Current Status	Uni Ref No.
1	5,124,146	644,331	N/A	US Int’l	Differential delivery of therapeutic agents across the blood brain barrier	Neuwelt	22-Jan-91	23-Jun-92	Published	OHSU #120

2	N/A	N/A	PCT/US01/40624 WO 01/80832 60/199,936 60/229/870	US Int’l	Administration of a thiol based chemoprotectant compount	Neuwelt	26-Apr-00	N/A	Nationalization due 26 Oct 2002 Draft of claims written to be filed Oct 16	OHSU # 493

2 a)	N/A	N/A	60/229,870	Provisional	Chemoprotectant compounds for protection against organ damage	Neuwelt Muldoon	30-Aug-00	N/A	Pending	OHSU #493 continued

2 b)	N/A	N/A	60/199,936	Provisional	Localised administration of a thiol based chemoprotectant compount against myelosuppression	Newwelt Muldoon Pagel	26-Apr-00	N/A	Pending	OHSU #493 continued

3	N/A	N/A	PCT/USO1/27296 60/229,869	US Int’l	Chemoprotectant for gastric toxicity	Neuwelt Muldoon	30-Aug-00	N/A	Nationalization due Feb 28, 2003	OHSU # 512

3 a)	N/A	N/A	60/229,869	Provisional	Chemoprotectant for gastric toxicity	Neuwelt Muldoon	30-Aug-00	N/A	Pending	OHSU # 512 continued

4	N/A	N/A	In progress	Provisional	Prevention of mucositis and related diseases along the GI tract	Neuwelt	In progress	N/A	In progress	493-B

5	N/A	N/A	Pending	Provisional	Administration of NAC to diminish infarction volume	Neuwelt	20-Sep-02	N/A	Pending	493-A

6	4,800,042	122,027	07/122,027	US Int’l	Method for the delivery of genetic material across the blood brain barrier	Neuwelt	18-Nov-87	12-Sep-89	Published	OHSU # 121

7	5,059,415	314,940	07/314,940	US Int’l	Method for diagnostically imaging lesions in the brain inside a blood brain barrier	Newwelt	21-Feb-89	22-Oct-91	Published	OHSU # 131

APPENDIX B

Patent or Patent Application not included in License

Rem #	Tech ID#	Title	Country	Status	Application Type	File Date	Social Number	Patent No.
1	120	Differential delivery of Therapeutic agents across the	US	Abandoned	Parent	11/18/1987	07/112024

1a	120	Differential delivery of Therapeutic agents across the	Canada	Abandoned	Foreign non-PCT	11/17/1988	CA/583,428

1b	120	Differential delivery of therapeutic agents across the	European patent conversion	Abandoned	PCT Regional Phase –BPC	11/17/1998	EP/89905613.6

1c	120	Differential delivery of therapeutic agents across the	Japan	Abandoned	Nationalized PCT	11/17/1998	500,563/89

1d	120	Differential delivery of therapeutic agents across the	Patent Cooperation Treaty	Published	PCT	11/17/1988	PCT/US88/04119

2	121	Method for the delivery of genetic material across the blood brain barrier	US	Published		11/18/1988	PCT/US88/04128

2	121	Method for the delivery of genetic material across the blood brain barrier	Canada	Abandoned	Foreign non-PCT	11/17/1988	583,427

2	121	Method for the delivery of genetic material across the blood brain barrier	European	Abandoned	PCT Regional Phase	11/18/1988	89900518

Rem #	Tech ID#	Title	Country	Status	Application Type	File Date	Social Number	Patent No.
2	121	Method for the delivery of genetic material across the blood brain barrier	Japan	Abandoned	Nationalized PCT	11/18/1988	500,978/89

3	128	Method for the delivery of therapeutic agents to [ ] brain	US	Abandoned	Parent	5/18/1988	07/195,969

3a	128		US	Abandoned	Continuation	11/20/1990	07/615,716

3b	128		Patent Conv	Abandoned	PCT	5/16/1989	PCT/USl10

3c	128		Canada	Abandoned	Nationalized PC	5/12/1989	599,521

3d	128		European	Abandoned	PCT Regional phase	5/16/1989	89906963

4	132	Cell surface antigen for binding with L6 mono antibody	US	Abandoned	Parent	5/4/1989	07/348,048

5	173		US	Expired		12/12/1991	07/607,767	5,200506

5a	173		Canada			5/1/1990	2,015,862

5b	173		European	Status		5/2/1990	90103158

5c	173		Japan			5/7/1990	117,296/90

5d	173		US		C/P	2/22/1990	07/483,512

6	254	Method for delivery of white blood cells to the CNS for enzyme transfer

7	295	Iron-Oxide Particles Capable of uptake by Neurons	US	Abandoned	C/P	3/21/1994	06/216,525